UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33637 / September 25, 2019

In the Matter of	:
	:
iSHARES SOVEREIGN SCREENED GLOBAL	:
BOND FUND, INC.	:
c/o State Street Bank and Trust Company	:
1 Lincoln Street	:
Mail Stop SUM 0703	:
Boston, Massachusetts 02111	:
	:
(811-22674)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on June 28, 2019, and an amendment on August 20, 2019, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On August 30, 2019, a notice of filing of the application was issued (Investment Company Act Release No. 33613). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary